SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2017

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 – Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

Extraordinary General Meeting
MANUAL FOR SHAREHOLDER’S
March 27th, 2017

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INDEX

Invitation 2
Notice of Meeting 3
Information to Vote by Power Attorney using Electronic Platform 5
Information to Vote by Distance Voting Form 7
Annex I – Distance Voting Form 10
Public Power of Attorney Request 14
Items to be discussed in the Extraordinary General Meeting (EGM):
I. Election of 1 titular member of the Fiscal Council appointed by the controlling shareholder 15
Annex I – Information about the member appointed by the controlling shareholder 16
II. Disposal to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and to DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of the companies Companhia Petroquímica de Pernambuco (“PetroquímicaSuape”) and Companhia Integrada Têxtil de Pernambuco (“CITEPE”) 18
Annex I – Fairness Opinion -Crédit Agricole 23
Annex II – Fairness Opinion -Evercore 26
Annex III – Valuation – Evercore 30

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INVITATION
Date: March 27, 2017
Time: 3 pm
Address: Auditorium of the Company’s headquarter at Avenida República do Chile
65, 1st floor, in the city of Rio de Janeiro
Extraordinary General Meeting
Agenda items:
I. Election of 1 member of the Fiscal Council appointed by the controlling shareholder;
II. Proposal for approval of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of Petroquĺmica Suape and CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de
C.V. (“Alpek”), for the amount, in Reais, equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars), on the closing date.

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EXTRAORDINARY GENERAL MEETING
CALL NOTICE
The Board of Directors of Petróleo Brasileiro S.A. – Petrobras convenes the shareholders of the Company to meet in Extraordinary General Meeting, on March 27, 2017, at 03:00 PM, in the auditorium of the Headquarters Building, at Avenida República do Chile 65, 1st floor, in the city of Rio de Janeiro (RJ), to debate about the following matters:
I. Election of 1 member of the Fiscal Council appointed by the controlling shareholder, and;
II. Proposal for approval of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of Petroquĺmica Suape and CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), for the amount, in Reais, equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars), on the closing date.
People attending the Meeting must prove their status as a shareholder, pursuant to article 126 of the Law 6,404 of December 15, 1976. Wishing to be represented, shareholders must attend the requirements of paragraph 1 of article 126 of the aforementioned law, and article 13 of
Petrobras’ Bylaws, by showing the following documents:
i) Representative’s identity card;
ii) A power of attorney providing for the principal’s special powers, the signature of which must be certified in a notary public’s office (original or authenticated copy);
iii) Copy of the articles of organization/incorporation of the principal or bylaws of the fund, if applicable;
iv) Copy of the investiture instrument or an equivalent document evidencing the powers of the grantor of the power of attorney, if applicable.
It is requested that the shareholders represented by attorneys-in-fact submit, at least three business days in advance, the documents listed above at room 1002 (Shareholder Service), of the Headquarters Building. For those who will be submitting the documentation on the day

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of the Meeting, the Company informs it will be able to receive them, from 11:00 AM, at the location where the meeting will be held.
The exercise of voting right in the case of stock lending shall fall upon of the borrower of the shares, except if the contract executed by the parties provides otherwise.
Moreover, the shareholders may also opt to vote on the matters set forth in this Notice by using the public power of attorney request form, pursuant to CVM Instruction No. 481, of 12/17/2009.
The receipt of electronic powers of attorney shall be available at the Company’s site, (http://www.petrobras.com.br/ir) from the beginning of March 2017.
The Company notice the instructions for the distance voting persuant to CVM Instruction nº 561, of 04/07/2015, are included in the Shareholder Meeting Manual.
The shareholders will find at their disposal, in room 1002 (Shareholder Service) of the Headquarters Building of the Company, and at the electronic addresses of the Company (http://www.petrobras.com.br/ir) and of Comissão de Valores Mobiliários [the Brazilian Securities and Exchange Commission] – CVM (http://www.cvm.gov.br), all the documentation relevant to the matters to be resolved at this Extraordinary General Meeting, pursuant to the terms of CVM Instruction No. 481, of 12/17/2009.
Rio de Janeiro, February 22, 2017.
Luiz Nelson Guedes de Carvalho
Chairman of the Board of Directors

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USER GUIDE TO THE ELETRONIC PLATFORM SYSTEM
Step 1 – Request password for validation of the shareholder
a) Access the address https://petrobras.infoinvest.com.br/assembleias/2017-03-27, click “Click here to request remittance of the password” and fill in the data of the form to receive the vote validation password by regular mail.
b) An email is sent to the requestor of the password with the identifier of each fund.
c) The shareholder will receive at his registered address the password for voting remotely at the AGE [Extraordinary General Meeting]. Make sure your registry is up to date.
Step 2 – Send shareholder’s identification documents
All the documents must be sent within a single envelope and delivered no later than March 17, 2017 at the address indicated below:
Donnelley Financial Solutions Rua Dom Gerardo 46, 4º andar CEP [ZIP CODE] 20090-030 Rio de Janeiro, RJ
The shareholder’s ID documents are as follows:
a) Natural Persons
• notarized copy of the taxpayer identification number -CPF;
• notarized copy of ID (RG, CNH [National Driver’s License] or passport);
• notarized copy of residence proof;
• power of attorney with signature notarized at registry office for granting the voting powers to the attorney who will attend the meeting.
b) Legal Entities
• notarized copy of corporate taxpayer identification number – CNPJ;
• notarized copy of the Bylaws or internal regulation;
• identification documents of the natural person with powers of representation to the CNPJ (in accordance with the list of documents for Natural Persons listed above);
• notarized copy of the documents evidencing powers of representation of the relevant natural person (Bylaws or power of attorney issued by the legal representative of the CNPJ).

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Step 3 – Remote voting
To vote remotely at the AGE [Extraordinary General Meeting], access https://petrobras.infoinvest.com.br/assembleias/2017-03-27 and click the “Click here to vote” option. It will be necessary to inform the CPF / CNPJ (punctuation is required), the fund identifier (informed by e-mail) and the password (sent by regular mail) for each of the funds on the login screen.
The voting service will be available from March 10th through March 24th, 2017. The shareholder will receive the voting confirmation by e-mail.

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DISTANCE VOTING BALLOT FORM
The form must be completed if shareholders choose to exercise their right to use the distance voting remotely, per CVM Instruction no. 481/09.
In this case, it is imperative to complete the file with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes therein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows:
a) [ON only]: Only holders of common shares (PETR3) shall vote;
b) [PN only]: Only holders of preferred shares (PETR4) shall vote;
ii. at the end, the shareholder or its legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. signature certification will be required for all signatures included in the ballot form and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.
Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to vote via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the BM&FBOVESPA Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 3/20/2017 (inclusive), except if a different term is defined by their custody agents.

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Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the BM&FBOVESPA Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras
Shareholders who choose to exercise their right to use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii) certified copy of the following documents:
(a) for natural persons:
• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
• CNPJ; and
• photo ID document of the legal proxy.
(c) for investment funds:

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• last consolidated fund rules with CNPJ;
• bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
• photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction nº 481.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents, it may be disregarded and shareholders will be notified at the email address informed.
The ballot form and other supporting documents shall be recorded at the company within seven days prior to the date of the General Shareholders’ Meeting, namely, by 3/20/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

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DISTANCE VOTING BALLOT FORM -3/27/2017
EGM OF PETRÓLEO BRASILEIRO S.A.(PETROBRAS)
1. Shareholder name and e-mail:
Name: E-mail: Confirm e-mail:
2. Shareholder CNPJ or CPF:
3. Instructions for completion
This ballot form is to be completed in case shareholders choose to exercise their right to use the distance voting, per CVM Instruction no. 481/09.
In this case, it is imperative that previous fields are completed with the full name (or corporate name) of the shareholder and the Registration number with the Ministry of Finance, whether a legal entity (CNPJ) or natural person (CPF), as well as an email address for contact.
In addition, in order for the ballot to be considered valid and the votes herein delivered be recorded in the General Meeting quorum, the following instructions shall be observed:
i. ballot fields shall be duly completed, according to the shareholder’s class of shares. To better identify each item, voting fields will be presented as follows: a) [ON only]: Only holders of common shares (PETR3) shall vote; b) [PN only]: Only holders of preferred shares (PETR4) shall vote.
ii. shareholders or their legal proxy(ies), as appropriate and pursuant to current legislation, shall sign the ballot form; and
iii. certification of signatures included in the ballot form shall be required and, in the case of foreigners, their corresponding consular validation and the sworn translation of documents.

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4. Guidelines for sending the form
Shareholders who choose to exercise their right to use the distance voting may:
(i) fill in and send this form directly to the Company; or
(ii) relay completion instructions to suitable service providers, according to the following guidelines:
4.1 Exercise of distance voting rights using a custodian
Shareholders who choose to exercise their right to use de distance voting via their custodian agent shall relay their voting instructions according to the rules defined by the sub-custodian, which forwards said voting manifestations to the BM&FBOVESPA Central Depository. For such, shareholders shall contact their custody agents to check the proper procedures.
According to CVM Instruction no. 481/09, shareholders shall relay ballot form completion instructions to their custody agents up to seven days before the date on which the Shareholders’ Meeting will be held, namely, until 3/20/2017 (inclusive), except if a different term is defined by their custody agents.
Petrobras has up to three days from ballot form receipt to inform shareholders that submitted documents are eligible for the vote to be considered valid, or to warn of the need for correction and resubmission of the ballot form or accompanying documents, stating their period of receipt within up to seven days before the Shareholders’ Meeting.
It is therefore recommended that shareholders send the ballot form, which will be available at least one month prior to the Shareholders’ Meeting, plus related documents as early as possible, so there is enough time for evaluation by Petrobras and eventual return with reasons for correction, correction, and resubmission.
It should be noted that, as ordered by CVM Instruction no. 481/09, upon receiving shareholder voting instructions through their respective custody agents, the BM&FBOVESPA Central Depository shall disregard any conflicting instructions in connection to the same deliberation that were issued by the same enrollment number in CPF (natural persons) or CNPJ (legal entities).
4.2. Exercise of distance voting rights using a book-entry share administrator
In addition to the previous options, shareholders holding book-entry shares can exercise their right to vote using Banco do Brasil, which is the managing institution for Petrobras’ Book-Entry Shares system. In this case, the shareholder/proxy shall deliver the duly completed distance voting ballot form at any Banco do Brasil branch.
4.3. Exercise of distance voting via direct remittance of ballot form by shareholders to Petrobras

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Shareholders who choose to exercise their right to vote use the distance voting may, alternatively, do it directly to the Company, for which end the following documents are to be remitted to Av. República do Chile, 65, 10º andar – sala 1002, Centro, CEP: 20031-912, Rio de Janeiro/RJ -Brasil, care of the Department of Individual Investor Relations – Shareholder Support:
(i) physical copy of this ballot form, duly completed, signed, and with each page initialed;
(ii) certified copy of the following documents:
(a) for natural persons:
• valid photo ID and CPF number;
• in the case of proxy (engaged less than one year from the date of the Extraordinary GSM) forward documentation with certified signature and the proxy’s identity.
(b) for legal persons:
• latest bylaws or consolidated social contract and the corporate documents proving the legal representation of shareholder;
• CNPJ; and
• photo ID document of the legal proxy.
(c) for investment funds:
• last consolidated fund rules with CNPJ;
• bylaws or social contract of its administrator or manager, as appropriate, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and
• photo ID document of the legal proxy.
Once the ballot form and corresponding required documentation are received, the Company will notify shareholders of their acceptance or need for rectification, pursuant to CVM Instruction no. 481/09.
If the ballot form is forwarded directly to the Company and is not properly completed or is not accompanied by the supporting documents described in item
(4.3 -ii), it may be disregarded and shareholders will be notified at the email address informed in item 1.
The ballot form and other supporting documents shall be recorded at the company within up to seven days prior to the date of the General Shareholders’ Meeting, namely, by 3/20/2017 (inclusive). Any ballot forms received by the Company after that date shall also be disregarded.

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VOTING MANIFESTATION -Please mark your choice of vote with an “X”.
5. EXTRAORDINARY GENERAL MEETING [ON only]
5.1. Election of Fiscal Council member appointed by the controlling shareholder
5.1.1. [ON Only] Candidate appointed by the controlling shareholder:
Mr. Adriano Pereira de Paula
[ ] Approve [ ] Reject [ ] Abstain
5.2. [ON Only] Motion for approval of the sale of one hundred percent (100%) of shares held by Petróleo Brasileiro S.A. – PETROBRAS at Petroquĺmica Suape and at CITEPE, to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), for the amount in Brazilian Reais equivalent to three hundred and eighty-five million U.S. dollars (US$ 385,000,000.00).
[ ] Approve [ ] Reject [ ] Abstain
6. Second Call of Meeting [ON Only]
In the event of a second call of this General Meeting, may the voting instructions included in this ballot form be considered also for the second call of Meeting? [ ] Yes [ ] No
[City], [month] [day], 2017.
Shareholder’s Name (certified signature)
CPF / CNPJ:

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PUBLIC REQUEST FOR PROXY
Rio de Janeiro, February 23, 2017, Petróleo Brasileiro S.A. – Petrobras invites its shareholders to attend the Extraordinary General Meeting to be held on March 27, 2017, at 3 PM, to deliberate on the agenda included in the Notice of Meeting.
To facilitate and encourage the participation of shareholders with voting rights, the Company will make it available to shareholders to vote through the world-wide web on the agenda included in the Notice of Meeting by using a public request for proxy, pursuant to CVM Instruction no. 481, published on December 17, 2009.
Electronic voting will take place through the Online voting platform at the address https://petrobras.infoinvest.com.br/assembleias/2017-03-27. For such, shareholders need to request the validation password for remote voting as soon as possible. The shareholder’s voting intention must be sent through the system between March 10 and 24, 2017.
Electronic participation in the Extraordinary General Meeting is not available for our ADR holders.
Consult item “Manual on Electronic Platform System voting”, included in this Manual of Shareholder Participation, for more details.
By providing this alternative, Petrobras seeks to reinforce its commitment to the adoption of the best practices in Corporate Governance and transparency.

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EXTRAORDINARY GENERAL MEETING
PRESENTATION TO SHAREHOLDERS
ITEM I
ELECTION OF MEMBER OF THE FISCAL COUNCIL, APPOINTED BY THE CONTROLLING SHAREHOLDER
Shareholders,
The election of members of Fiscal Council and its respectively substitutes, pursuant of the Company’s Bylaws occurred at the General Shareholders’ Meeting.
However, by the term of Mr. William Baghdassarian of the Fiscal Council, as disclosed to the market in our press release in 12/28/2016, the controlling shareholder indicates Mr. Adriano Pereira de Paula for the position on the Fiscal Council, as full member.
Please find attached information related to the person appointed as a member of the Fiscal Council, in accordance with items 12.5 to 12.10 of the Reference Form (article 10 of CVM Instruction 481/2009).
Rio de Janeiro, February 23, 2017.
Pedro Pullen Parente
CEO

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ANNEX I
INFORMATION CONCERNING THE MEMBER NOMINATED BY THE CONTROLLING SHAREHOLDER TO THE FISCAL COUNCIL
Name Indicated by the controlling shareholder
Name TIF Birth Date Job Board Job Position to be taken Mandate Term Number of Consecutive Mandates
Adriano Pereira de Paula 743.481.327-04 10/13/1963 Economist / Public Servant Fiscal Council Member Until SGM 2017
Adriano Pereira de Paula, Brasilian, Economist and Public Servant. Has aproved on the first selective proccess as General Coordinator of Treasure. He has been as General Cordinator of Credit Operations, taking responsibility for the budgetary, financial and accounting management of Official Loan Operations (OOC), focused on the promotion of agricultural, agroindustrial and export activities. In addition, to manage the economic subsidies for programs to promote the productive infrastructure, industry, housing, individual productive credit related to the Financial Charges of the Union (EFU), and the indemnification and restitution payments of the Program of Guarantee of the Agricultural Activity (PROAGRO).
In 2016, he assumed the position of Undersecretary of Fiscal Policy of the National Treasury, having at his charge the planning and financial programming of the federal government, the management of federal funds, risks and assets of the Union, the control of Treasury participation in state companies Subsidies and subsidies directly responsible to the Treasury.
The name indicated above:
• Have not been subject, for the past 5 years, to criminal conviction, conviction in an administrative procedure of the CVM and unappealable conviction, in the judicial or administrative sphere, which has suspended or invalidated the exercise of professional or commercial activity.
• He doesn´t have conjugal relations, steady union, or kinship susceptible to information according to item 12.9 of the “Formulário de Referência”.
• He doesn´t have any relation of subordination with the Company’s related parties.

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• His profile meets the independence criteria of the Brazilian Institute of Corporate Governance (IBGC), except for the item relating to the period as an adviser in an organization controlled by Petrobras, in the last three years. The nominee served as CITEPE’s Fiscal Counselor from 2014 to 2016.
These information was obtained by Registration of Fiscal Counselor of the Ministry of Planning, Development and Management (Cadastro de Conselheiro Fiscal do Ministério do Planejamento, Desenvolvimento e Gestão) and was analysed by Petrobras and Ministry of Treasury, which concluded that the aforementioned does not fit any impediment and has all the requirements contained in Decree 8.945/2016, according to Petrobras’ Nomination, Remuneration and Succession Committee.

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EXTRAORDINARY GENERAL MEETING
PRESENTATION TO SHAREHOLDERS
ITEM II
Disposal to GRUPO PETROTEMEX, S.A. DE C.V. (“GRUPO PETROTEMEX”) and to DAK AMERICAS EXTERIOR, S.L. (“DAK”), subsidiaries of Alpek, S.A.B. de C.V. (“Alpek”), of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of the companies Companhia Petroquĺmica de Pernambuco (“PetroquĺmicaSuape”) and Companhia Integrada Têxtil de Pernambuco (“CITEPE”)
On 12/28/2016, the Board of Directors (“CA”), at meeting held on that date, approved the call of an Extraordinary General Meeting of PETROBRAS to resolve on the disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS of PetroquĺmicaSuape and in CITEPE for the amount in reais equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars), on the closing date.
The companies PetroquĺmicaSuape and CITEPE (hereinafter “Companies”) are wholly-owned subsidiaries of PETROBRAS active in the area of PTA (purified terephthalic acid, input in the production of PET – terephthalate polyethylene), PET resin and textile filaments.
The fundamental objectives of the Business and Management Plan (“PNG”) 20152019, approved by the Board of Directors, on 06/26/2015 were deleveraging the Company and generating value for shareholders, providing an amount of divestments for the period between 2015 and 2016 of US$ 15.1 billion. The Strategic Plan and the PNG 2017-2021, approved on 09/19/2016 by the Board of Directors [Conselho de Administração – CA], set forth a divestment target of US$ 19.5 billion for the two-year period 2017-2018. This amount is complementary to the target for the two-year period 2015-2016.
In addition, the Strategic Plan and the PNG 2017-2021 defined as one of their business portfolio optimization strategies, to cease its participation in the petrochemical company.

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The sale of the entire interest of PETROBRAS in the Companies, therefore, is strategically in line with the Strategic Plan and PNG 2017-2021.
On 04/30/2015, the Companies were included in the Divestments Portfolio pursuant to the Minutes of the Executive Office -DE 5.222, item 52, Topic No. 467, of 04/30/2015, providing for the disposal of 100% of the shareholding of PETROBRAS.
On 10/08/2015, PETROBRAS informed the market that it had started a competitive process for the disposal of 100% of the shares of the Companies.
Sale process
PETROBRAS structured a sale process, with the participation of companies selected based on objective (financial and operating) criteria used to map the universe of potentially interested parties.
From the 29 companies that received the teaser, 4 executed a confidentiality agreement to continue throughout the process and receive the detailed Information Memorandum of the asset for sale, which contains aspects such as financial forecasts and sector analysis. After receiving non-binding offers, 2 companies qualified for the first stage and were invited to conduct the due diligence, and submit binding offers together with the alterations proposed in the standard draft of the Stock Purchase and Sale Agreement -Contrato de Compra e Venda de Ações (“CCVA”).
After analyzing the proposals received, considering their terms and conditions, the proposal of GRUPO PETROTEMEX, S.A. of C.V. (“GRUPO PETROTEMEX”) and DAK AMERICAS EXTERIOR, S.L. (“DAK”), submitted by the two companies, which are members of the economic group of Alpek, prevailed in the competitive process.
On 07/28/2016, PETROBRAS informed the market that it was holding exclusive negotiations with the company Alpek, for the term of 60 days, subject to extension to a further 30 days (which occurred, as informed on 09/27/2016). Additionally, on 11/03/2016, Petrobras informed the market that the negotiation with the company Alpek was at an advanced stage.
When the process of negotiation with GRUPO PETROTEMEX and DAK, and the internal process of approval of the transaction by the Executive Office and the Board of Directors of PETROBRAS were finalized on 12/28/2016, PETROBRAS and GRUPO PETROTEMEX, S.A. DE C.V. and DAK AMERICAS EXTERIOR, S.L., executed the Stock Purchase and Sale Agreement -CCVA, which contained a conditions

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precedent clause imposing, among others, the suspensive condition of subsequent approval by the competent corporate authorities of both parties , the approval of the transaction by the Administrative Council for Economic Defense [Conselho Administrativo de Defesa Econômica] (“CADE”) and the restructuring of the long-term debts of the Companies.
Summary of the representations and warranties made by PETROBRAS
The representations and warranties made by PETROBRAS are as follows: (i) Organization and existence of the Companies; (ii) capacity; (iii) absence of violation of any provision contained in the Bylaws and conflicting with the law, judicial or arbitration decision, instrument, commitment, agreement or contract; (iv) operation of the companies; (v) tile to the shares; (vi) financial statements; (vii) absence of restrictions; (viii) judicial and arbitration proceedings; (ix) tax questions; (x) labor and social security questions; (xi) environmental aspects; (xii) real estate; (xiii) corporate books and aspects; (xiv) material contracts; (xv) dividends and other monetary advantages; (xvi) assets; (xvii) intellectual property; (xviii) insurance; (xix) bank accounts; (xx) powers of attorney; (xxi) business with related parties; (xxii) personal guarantees; (xxiii) brokers; (xxiv) representations and warranties on the closing date; (xxv) title to and right over assets; (xxvi) absence of long-term investments; (xxvii) no other representation.
Summary of the representations and warranties made by GRUPO PETROTEMEX and DAK
The representations and warranties made by GRUPO PETROTEMEX and DAK are as follows: (i) organization and existence; (ii) capacity; (iii) absence of violation of provision contained in the Bylaws and conflicting with the law, judicial or arbitration decision, instrument, commitment, agreement or contract; (iv) availability of funds; (v) brokers; (vi) access to information; (vii) representations and warranties on the closing date; (viii) no other representation.
Situations subject to indemnification by PETROBRAS
PETROBRAS undertakes to indemnify the Parties subject to Indemnification of the buyers, for any losses arising from: (i) any incorrectness, falsehood, violation or omission of any representation made by PETROBRAS in the CCVA; (ii) partial or total noncompliance with any obligation, duty or agreement assumed by PETROBRAS in the CCVA; (iii) any acts, events, omissions or claims, including existing claims disclosed or existing claims of a civil nature, occurred or originated

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previously (including) to the date of closing, even if its effects only materialize after such date, provided that they have not been disclosed by the seller to the buyers; (iv) any existing claim disclosed; (v) any act of corruption which directly affects the Companies committed by PETROBRAS, its affiliates or the Companies, prior to the closing date, which has been or comes to be evidenced in the future, recognized determined by a governmental authority in a final or unappealable decision; (vi) any claim filed by Construtora Norberto Odebrecht, resulting clearly from the Aliança Contract, which is not comprised in the Passive Contingencies of the Aliança Contract,. (terms defined in the CCVA); (vii) resulting from any claim by the employees of the seller assigned to the Companies; (viii) any losses related to contamination or performance or environmental remediation with respect to the analysis of risks; (ix) failure to comply with the environmental law between the date of delivery of the environmental risks’ analysis and the closing date.
Situations subject to indemnification by GRUPO PETROTEMEX and DAK.
The buyers undertake to indemnify PETROBRAS for: (i) any incorrectness, falsehood, violation or omission of any representation or warranty made by Buyer in the CCVA; (ii) failure to comply, partially or totally, with any obligation, duty or agreement assumed by the buyers in the CCVA; and/or (iii) any act of corruption committed by the buyers which was or comes to be evidenced in the future, recognized or determined by a governmental company in a final or unappealable decision.
Certain limitations apply to the obligation to pay indemnification, which vary depending on the nature of the loss or violation of the contract.
Necessary government approvals
The Acquisition is subject to approval by CADE.
Guarantees granted
Buyers shall deposit US$ 38,500,000.00 (thirty-eight million five hundred thousand US dollars) (“Initial Guarantee of Payment of the Acquisition Price”) in a guarantee account (“Guarantee Account”), to be mutually agreed between the parties, after approval by their Board of Directors. Subsequently, within 3 business days before the date on which the Companies shall send notification of beginning of restructuring of debts, the buyers shall complement such a guarantee by depositing a further US$ 77,000,000.00 (seventy-seven million US dollars) (“Guarantee Complementary to the Payment of the Acquisition Price”).
Inapplicability of article 253 of Brazilian Corporations Law -LSA

22

Let it also be stressed that article 253 of Law No. 6.404/76 does not apply to this case, considering the current position of the Brazilian Securities and Exchange Commission -Comissão de Valores Mobiliários (“CVM”) on the subject, to the effect that such provision would only apply in the event of PetroquĺmicaSuape and CITEPE having become wholly-owned subsidiaries by acquisition of shares, which was not the case.
Legal Actions and the Federal Court of Accounts -TCU
Finally, in relation to the provisional decision of Tribunal de Contas da União (TCU) – Federal Court of Accounts, as disclosed on 12/08/2016, and the injunctive decisions of the Judiciary on the subject of divestment transactions by PETROBRAS, with respect to the disposal of the shares of PetroquĺmicaSuape and CITEPE, such disposal has not been suspended to date by judicial injunctive measures filed in the scope of popular actions and of public civil actions, and there is not impediment to PETROBRAS proceeding to comply with the conditions precedent set forth in the CCVA.
There is also decision TC-013.056/2016-6 pronounced by the Full Court of the TCU, which gave PETROBRAS permission to conclude five deals, among them, disposal of the shares of PetroquĺmicaSuape and CITEPE.
Economic valuations
Economic internal (buyer’s perspective) and external (market perspective) valuations were made, in compliance with the Methodology for Divestment of Assets and Companies of the PETROBRAS System. The final value of the transaction exceeded the internal and external assessment scenarios, and it was also considered fair by the external fairness opinions issued by G5 Evercore and by the bank Crédit Agricole.
In view of the above, the Board of Directors of PETROBRAS submits to the esteemed appreciation and deliberation of the General Meeting the proposal of disposal of 100% (one hundred percent) of the shares held by Petróleo Brasileiro S.A. – PETROBRAS in PetroquĺmicaSuape and CITEPE for the amount equivalent to US$ 385,000,000.00 (three hundred and eighty five million dollars), on the closing date.
Attached: Fairness opinions and Valuation Memorandum

To the Board of Directors of Petróleo Brasileiro S.A.
November 181 h, 2016
Petróleo Brasileiro S.A.
Av. Republica do Chile, 65
Rio de Janeiro 20031-912
Brazil
Dear Sirs,
We understand that Petróleo Brasileiro S.A. (“Petrobras”) is negotiating the sale of its subsidiaries Companhia Petroquimica de Pernambuco (“Petroquimica Suape”) and Companhia Integrada Textil de Pernambuco (“Citepe”), representing together the Suape Petrochemical Complex (“PQS” or “Companies”) to the petrochemical company Grupo Petrotemex, S.A. de C. V. and its affiliates (“Buyer”), which shall include 100% of the share capital of the Companies (the “Proposed Acquisition”).
On July 13th, 2016 Petrobras and us received the Binding Offer (“BO”) from the Buyer containing the main terms of the Proposed Acquisition, with an offer price of USD 380,000,000.00 (three hundred and eighty million dollars) in a debt free basis (“Enterprise Value” or “Offer Price”).
On November 9th, 2016 Petrobras made available to us the latest version of the share purchase agreement (“SPA”) until the date hereof containing the adjustments to the Offer Price. The Proposed Acquisition is to be effected by the transfer of 100% (one hundred percent) of the Companies’ shares to the Buyer, whereby Petro bras will receive 1 00% of the Enterprise Value at the closing date adjusted by the CPI (USA inflation index) between December 31st. 2015 and the closing date, minus the Companies’ net debt at closing plus the working capital variation between December 31sl , 2015 and the closing date.
We have been requested by Petrobras to give an opinion with respect to the fairness to Petrobras , from a financial point of view, of the Offer Price in the context of the Proposed Acquisition (the “Opinion”).
In arriving at our Opinion, we have reviewed certain business information related to the Companies provided to us by Petrobras and by PQS, including the respective operational , financial , prices, and costs forecasts of the Companies, the business plan, trial balances, and the audited financial statements, when available.
We have considered certain financial and stock market data, up to November 4th , 2016, of publicly-held companies with businesses which we deemed relatively similar to those of the Companies. We have also considered other information such as managerial reports, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.
We have also assumed that all the relevant contracts and the business plans that have been provided by Petrobras and by PQS are in force, updated and represent the Companies’ management views as of the date hereof.
In addition, we have held discussions with members of Petrobras’ acquisitions and divestments team and members of PQS management, regarding their views for the existing business of the Companies and their future perspectives.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects.
We have assumed , with your consent , that in the course of obtaining necessary regulatory and third party approvals and consents for the Proposed Acquisition, no modification , delay, limitation, restriction or condition will be imposed that will have an adverse effect on Petrobras or PQS.
We have also assumed that the Proposed Acquisition will be consummated in accordance with its current financial terms described herein, in the BO and in the SPA, without waiver, modification or amendment of any material term, condition or agreement therein.
In addition we have not been requested to make, and have not made, an independent evaluation or appraisal of the contingent, off-balance and non-operational assets and liabilities of PQS.
Our Opinion addresses only the fairness, from a financial point of view, to Petrobras of the Offer Price and does not address any other aspect or implication of the Proposed Acquisition or any other agreement or understanding entered into in connection with the Proposed Acquisition or otherwise. Our Opinion is necessarily based upon information made available to us on the date hereof and upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. Our Opinion does not address the merits of the underlying decision by Petrobras to enter into the Proposed Acquisition, neither shall be deemed to be an assurance or guarantee as to the expected results of the said transaction. We are not expressing any opinion as to what the future value of the ordinary shares of the Companies or Petrobras actually will be pursuant to the Proposed Acquisition.
We have acted as financial advisor and not as an independent expert to Petrobras with respect to the Proposed Acquisition and we will receive a fee from Petrobras for the delivery of this Opinion, which is not dependent on the completion of the Proposed Acquisition. We will also receive a success fee subject to the completion of the Proposed Acquisition. If, notwithstanding the terms of this letter, Petrobras does rely upon this Opinion, it will do so entirely at its own account and responsibility. In addition, Petrobras has agreed to indemnify and hold us harmless against any liabilities and other items arising out of our engagement.
From time to time, we and our affiliates have in the past provided, are currently providing and in the future we may provide investment banking and other financial services to Petrobras and/or to the Buyer, for which we have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for ourselves and/or affiliates own accounts and the accounts of costumers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of Petrobras, the Buyer and any other company that may be involved in the Proposed Acquisition, as well as provide investment banking and other financial services to such companies.
It is agreed that this letter is for the exclusive use of the Board of Directors of Petrobras only in connection with its consideration of the Proposed Acquisition. This letter is not issued pursuant to or as a result of the existence of any regulation, law or any particular Stock Market regulation (including the Brazilian “Lei das Sociedades Anônimas-Lei 6.404/76” , and its amendments or any other jurisdiction legislation or regulation) possibly applicable in the context of the Proposed Acquisition , and cannot be used as an independent appraisal in particular vis-a-vis Petrobras shareholders’ meeting, the general public or any authorities . Furthermore, this letter is not intended to be, and does not constitute any recommendation in relation to the Proposed Acquisition.

CREDIT AGRICOLE
-CORPORATE & INVESTMENT BANK
This letter is confidential and its content may not be disclosed to any person without our prior consent and it is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purposes, without our prior written consent.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price is fair to Petrobras from a financial point of view.
This letter was submitted and approved by our internal committees.
Yours Faithfully,
Banco Credit Agricole Brasil S.A.
Edson Cremonesi
General Manager
Elise Romeu
Diretora Executiva

G5 | EVERCORE

Privileged & Confidential

November 17, 2016

Petróleo Brasileiro S.A
Avenida República do Chile, 65 – 22nd Floor
20031-912 Rio de Janeiro – RJ – Brazil

Dear Sirs,

We understand that Petróleo Brasileiro S.A. ("Company" or "Petrobras") received a binding offer dated August, 31 2016 ("Binding Offer" or "The Offer") to sell 100% of both Companhia Petroquímia de Pernambuco ("PetroquímicaSuape" or "Suape") and Companhia Integrada Têxtil de Pernambuco ("Citepe") (altogether "Targets" or "PQS") ("Transaction"), for the amount of USD380 million (the "Consideration"), assuming a balance sheet free of cash and debt. The Offer was submitted by Grupo Petrotemex, S.A. de C.V. ("Petrotemex") and DAK Americas Exterior, S.L. ("DAK" and, jointly with Petrotemex, the "Purchasers" or "Aquirers"), both comprising the Alpek Group ("Alpek"), together with mark-ups to a previously provided Stock Purchase Agreement ("SPA").

Petrobras has asked us whether, in our opinion, on December 31, 2015 (base date of the Offer) the Transaction were fair, from a financial point of view.

In connection with rendering our opinion, we have, among other things:

(i) Developed, as requested by Petrobras, a Valuation Memorandum ("Valuation Memorandum") with base date on December 31, 2015 ("Base Date"). As a result of that, all projections were assumed to start thereafter, including WACC calculation, trading analysis and macroeconomic data;

(ii) As indicated in the draft and preliminary versions of the Share Purchase Agreement ("SPA") that Petrobras shared with us, the Transaction's final purchase price would take into consideration certain adjustments to the Purchase Price originally defined in the Offer, counted from the Base Date until the Transaction closing date ("Closing"). Since we did not have access to the final SPA, in order to assess the nature and form of calculation of these adjustments, we did not assume, infer or otherwise estimate them, but rather construed our Valuation Memorandum based upon December 31 2015 audited financial figures, as provided by Petrobras and PQS, as well as, among others: the Confidential Information Memorandum (dated November 2015), teaser on the Transaction (dated October 2015), Management Presentation (dated March 2016), Business Plan (document entitled "PNG 2016-2025 Premissas e Resultados" dated October 17, 2016), conference calls held with Petrobras about PQS, Binding Offer (dated August 31, 2016) and publicly available information about PQS, the Purchasers and the markets in which PQS operates. For the avoidance of doubt, G5 Evercore was told to have accessed the same non-public information base that was provided to all potential acquirers of PQS, which participated in a broad sales process coordinated by the sell side financial advisor Crédit Agricole S.A. ("Credit Agricole") (please refer to item "xi" below). The only

Page 1 of 4

Privileged & Confidential
G5 EvERCORE
adjustment to December 31, 2015 audited financials carried out in our Valuation Memorandum reflected a condition precedent for Closing (as indicated in the Binding Offer and also in the draft versions of the SPA, that we were provided), which was that PQS’ outstanding debt were prepaid in full by Petrobras (“cash free and debt free basis”);
(iii) Reviewed certain publicly available business and financial information relating to the industry that we deemed to be relevant;
(iv) Reviewed certain non-public internal financial statements, other nonpublic financial and operating data relating to the Target, that were prepared and furnished to us by the management of the Target as well;
(v) Reviewed certain financial projections related to the Target, that were provided to us by the Management of the Target as well;
(vi) Discussed the past and current operations, financial projections, current financial condition and prospects of the Target with certain members of Senior Management of the Company and the Target as well;
(vii) Reviewed draft agreements of the SPA between Petrobras and the Purchasers related to the acquisition of the Target;
(viii) Reviewed the financial terms ofcertain publicly available transactions that we deemed to be relevant;
(ix) Reviewed certain research analyst reports estimates of the future market environment in which the Target is part that we deemed to be relevant;
(x) Reviewed “\vith the financial advisors to the Company (Credit Agricole) in this Transaction the scope and results of the transaction process to date conducted on behalf of the Company;
(xi) Been informed by Petrobras that Credit Agricole has performed a broad and competitive sales process for PQS, the result of which was that Alpek’s Offer was considered the most competitive for the consummation of the Transaction
(xii) Performed such other analyses and examinations and considered such other factors that we deemed appropriate.
For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking responsibility for independently verifying the accuracy and completeness of the information reviewed by us or reviewed for us. \Y/e have also assumed that the process that led to the Transaction undertaken by the Company was appropriate and negotiated on an arm’s length basis. With respect to the financial projections of the Target which were furnished to us, we have assumed that such financial projections have been reasonably prepared by the Company and the Target as well, on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial

G5 | EVERCORE

Privileged & Confidential

performance of the Target. We express no view as to any such financial projections or the assumptions on which they are based.

We have assumed, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Additionally, our valuation assumes that the Target will operate on a standalone basis without potential synergies or operational gains from the Acquirers. Furthermore, please be advised that our valuation methodologies are detailed in the presentation named "Valuation Memorandum of PetroquímicaSuape and Citepe (*PQS*)", which should be understood as part of this document. Please also be informed that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to consider, and/or express any opinion with respect to any matter other than the fairness, from a financial point of view, as of the Base Date. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies that might be available to the Target, nor does it address the underlying business decision of the Company to engage in the Transaction, be it in its current or in any other format. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters. In this respect, we have also not judged or made any inference regarding the appropriateness, accuracy, nature or rationale for the impairment tests applied to Suape and Citepe, which results led to significant losses in the latter's financial statements as of December 31, 2014 and December 31, 2015.

We have been engaged as financial advisor to the Company solely for the purpose of rendering this opinion and will receive a fee in connection with the delivery of this opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. In addition, we and our affiliates may have in the past provided, may be currently providing and in the future may provide, other financial advisory services to the Company, or their respective affiliates, for which we have received, and would expect to receive, compensation.

It is understood that this opinion is solely for the information of the Company in connection with and for the purposes of its evaluation of the Transaction, and may not be disclosed to any third party or used for any other purpose without our prior written consent, except that a copy of this opinion may be included in any filing the Company is required to make with the Comissão de Valores Mobiliários ("CVM") or any other disclosure required by law in connection with the Transaction if such inclusion is required by applicable law, provided that the opinion is reproduced in full in such filing and any description of or reference to us or summary of this opinion and the related analyses in such filing is in a form reasonably acceptable to us and our counsel. Our opinion does not constitute a recommendation to any holder of Company shares to agree or not in the Transaction.

Based upon and subject to the foregoing, it is our opinion that, on the Base Date, the Consideration to be paid by the Company for the Transaction, as stated in the Binding Offer, is fair, from a financial point of view.

Page 3 of 4

Privileged & Confidential
G5 EvERCORE
Very truly yours,
G5 Consultoria Assessoria Ltda (“GS EVERCORE”)
By
Corrado Varoli
Co-Founder CEO
By
Marcio Santiago
Senior Partner
Page 4 of4

Valuation Memorandum of PetroquĺmicaSuape and Citepe (PQS)
November 17, 2016

Disclaimer
G5 Consultoria e Assessoria Ltda. (“G5|Evercore”) has been engaged by Petróleo Brasileiro S.A. together with its affiliates (“Petrobras”) to prepare and deliver a Valuation Memorandum concerning the proposed sale of Companhia Petroquĺmica de Pernambuco (“PetroquĺmicaSuape”) and the Companhia Integrada Têxtil de Pernambuco (“Citepe”), collectively the Suape Petrochemical Complex (“PQS”) based on commonly accepted valuation methodologies (“Valuation Memorandum”) with the purpose of providing its opinion as to the fairness, from a financial point of view, of the proposed purchase consideration offered by Grupo Petrotemex, S.A. de
C.V. (“Petrotemex”) and DAK Americas Exterior, S.L. (“DAK”) (collectively “the Buyers” or “Alpek”), a subsidiary of Alpek S.A.B. de C.V., to acquire 100% of the shares of PQS (“Transaction”).
Notwithstanding the above, G5|Evercore provides the following information and clarification regarding the Valuation Memorandum and its content:
1. This Valuation Memorandum is intended to provide Petrobras with a value range of the Company’s equity value consisting of an initiative of such governing body and it is not derived or required by legal or regulatory statute, especially Federal Law N. 6.404/76, nor is it designed to comply with any other legal requirement derived or not from the Transaction.
2. This Valuation Memorandum has been prepared for the exclusive use of Petrobras, and should not be used by any third parties or for any other purposes.
3. This Valuation Memorandum, including its analyses and conclusions, do not constitute a recommendation to Petrobras, the Buyers, or any shareholder, director, or board member of Petrobras or of any of its affiliates (as defined below) as to how to vote, issue a statement or act regarding any matter related to the Transaction.
“Affiliates” means—in relation to an individual, legal entity, investment fund, or any other type of vehicle or universality of rights (“Persons”)—the Persons that directly or indirectly (a) control, administer, or manager such Person; (b) are controlled, administered, or managed by such Person; or (c) are under common control, administration, or management with such Person or with Persons in its economic group.
4. To arrive at the conclusions presented in this Report, among other things: (a) G5|Evercore has analyzed the audited financial information of PQS referring to the fiscal years ended on December 31, 2013, 2014, and 2015; (b) G5|Evercore has analyzed and discussed with the Officers of the Company the financial and operating projections of the Company, provided by Petrobras; (c) G5|Evercore held discussions with the Officers of the Company concerning the Company’s business and prospects; and (d) G5|Evercore took into consideration other financial, economic, and market information, studies, analyses, research, and criteria that G5|Evercore found relevant (collectively, the “Information”).
5. Within the scope of our review, G5|Evercore has not assumed and does not assume any responsibility for independent investigations of any Information, which is the sole responsibility of the respective sources that provided it, and trusts that all Information was complete, accurate, consistent, and up to date in all material aspects. In addition, G5|Evercore has not been requested to make, and indeed did not make, any independent verification of such Information or independent verification or evaluation of any assets or liabilities (contingent or otherwise) of PQS or its Affiliates, and has not been given any evaluation in this regard. G5|Evercore did not evaluate the solvency of PQS or of its Affiliates in light of laws related to any matter, including bankruptcy, insolvency, or similar issues.
6. G5|Evercore has not made and will not make any express or implied representation in relation to any Information (including financial and operating projections of PQS or of its Affiliates or assumptions and estimates on which such projections were based) used to prepare the Valuation Memorandum. In addition, G5|Evercore has not assumed any obligation to conduct, and indeed did not conduct, any physical inspection of the properties or facilities of PQS or of its Affiliates. G5|Evercore is not an accounting firm and has not provided any accounting or auditing services in relation to this Transaction or Valuation Memorandum. G5|Evercore is not a law firm and has not provided any legal, regulatory, or tax services in relation to this Transaction or the Valuation Memorandum.
7. G5|Evercore has not carried out any accounting, financial, legal, tax, or other due diligence or audit of PQS, its Affiliates, or any third parties. The results of such procedures, if carried out, could alter the analyses and conclusions of this Valuation Memorandum.
8. No representation or warranty, expressed or implied, is made by G5|Evercore with regards to the accuracy, completeness, truthfulness, or sufficiency of the Information contained in this Valuation Memorandum or that on which it was based. Nothing contained herein will be interpreted or construed as a declaration by G5|Evercore regarding the present, past, or future.
9. The operating and financial projections of PQS and its Affiliates contained herein and the projections relating to the demand and growth of the respective markets were based on Information provided to G5|Evercore by PQS, Petrobras and its financial advisor, or obtained from public sources. G5|Evercore assumes, without making any independent investigation, that such projections were prepared reasonably and based on the best estimates currently available to the management of Petrobras and PQS, which was evaluated on a stand-alone basis. If this assumption does not hold true, the analyses and conclusions in this Valuation Memorandum may be significantly altered.
10. This Valuation Memorandum is not an explicit or implied recommendation concerning any aspect of the Transaction.
2

Disclaimer
11. This Valuation Memorandum (a) does not quantify or express any opinion on any positive or negative effects that may impact PQS, Petrobras or its Affiliates; (b) does not create any liability for G5|Evercore regarding the result of the Transaction; and (c) does not constitute, and should not be construed as, a recommendation to Petrobras or any of its Affiliates or to their respective officers, board members, or shareholders as to how to decide or act regarding any matter related to the Transaction.
12. Since the analyses performed are inherently subject to uncertainty and are based on various events and factors beyond our control and the control of PQS, Petrobras, and its Affiliates, G5|Evercore will have no liability of any kind if the future results of PQS differ substantially from the results presented in this Valuation Memorandum. There is no guarantee that the future results of PQS will correspond to the financial projections used as a basis for the analysis contained herein. Any differences between projections and the financial results of PQS may be significant. The future results of PQS may also be affected by economic and market conditions.
13. Preparation of a financial valuation is a complex process that involves various definitions concerning the most appropriate and significant methods of financial analysis as well as how such methods are to be applied. To arrive at the conclusions presented in this Valuation Memorandum, G5|Evercore performed qualitative reasoning regarding the analyses and factors taken into consideration. We arrived at a final conclusion based on the results of all analyses carried out, considered as a whole, and G5|Evercore did not arrive at conclusions solely based on or related to any of the individual factors or methods used in our analysis. Accordingly, G5|Evercore believes that our analysis should be considered as a whole and that the selection of parts of our analysis and specific factors, without considering the entirety of our analysis and conclusions, may result in an incomplete and incorrect understanding of the processes used for our analyses and conclusions.
14. Valuations of other companies and other sectors prepared by G5|Evercore in other transactions, of a nature similar to that of the Transaction or not, may treat the market assumptions used herein differently from the approach adopted in this Valuation Memorandum; hence, any departments, persons, or executives of G5|Evercore or any of its Affiliates may use in their analyses, reports, documents, and/or publications, estimates, projections, and methodologies different from those used herein, and such analyses, reports, documents, and/or publications may arrive at different conclusions from those expressed in this Valuation Memorandum.
15. The base date used for this Valuation Memorandum is January 1, 2016. Although future events and other developments may affect the conclusions presented in this Valuation Memorandum, G5|Evercore is under no obligation to update, revise, correct, or revoke this Valuation Memorandum, wholly or in part, as a result of any subsequent development or for any other reason.
16. Petrobras has agreed to reimburse G5|Evercore and its Affiliates for expenses incurred in connection with the preparation of this Valuation Memorandum and to indemnify it for liabilities and expenses that may arise as a result of its engagement. G5|Evercore will receive from Petrobras a commission for the preparation and delivery of this Valuation Memorandum, regardless of the conclusions contained herein and/or the completion of the Transaction.
17. G5|Evercore may provide investment banking and other financial services to Petrobras and/or to any of its Affiliates in the future, for which G5|Evercore would expect to be compensated. G5|Evercore is a financial advisory company that provides a range of financial and other services related to securities, and investment banking. In the ordinary course of its activities, G5|Evercore may acquire, hold, or sell—on our own account or at the request and expense of our clients—shares, debt instruments, and other securities and financial instruments (including bank loans and other obligations) of Petrobras, of the Buyers, of any of their Affiliates, and may provide investment banking and other financial services to such Persons, to their Affiliates, and to their management.
18. This Valuation Memorandum is the intellectual property of G5|Evercore and must not be used for any purpose other than within the context described herein. When disclosing this Valuation Memorandum as required by applicable law or regulations, the following must be observed: the Valuation Memorandum may be disclosed only in its entirety.
São Paulo, November 17, 2016
3

Table of Contents
Executive Summary I
G5 Evercore Credentials II
Industry Overview III
Company Overview IV
Discounted Cash Flow Analysis V
Trading and Acquisition Comparables VI
Appendix VII
4

I
Executive Summary

Executive Summary
Proposed Transaction – Key Considerations
• On August 31, 2016, Petrobras received a binding offer (“Offer”) to sell its 100% share stakes in Companhia Petroquĺmica de Pernambuco (“PetroquĺmicaSuape” or “Suape”) and in Companhia Integrada Têxtil de Pernambuco (“Citepe”), (“Transaction”), collectively the Suape Petrochemical Complex (“PQS” or the “Company”), located in the Port of Suape, in the state of Pernambuco, Brazil
• The Offer was submitted by Alpek, together with mark-ups to a previously provided Stock Purchase Agreement (“SPA”)
• The Offer was denominated in United States Dollars, amounted to US$380 mm for 100% of PQS’ shares (the “Consideration”), and was split as: US$200 mm for Suape and US$180 mm for Citepe
• As imposed by Alpek, one of the conditions precedent for Closing under these terms, was that PQS’ outstanding debt were prepaid in full by Petrobras (“cash free and debt free basis”)
• The Offer’s base date was Dec. 31, 2015. Same for the base date as stated in the SPA, that is still under negotiation between the parties
• Within this context, G5/Evercore was retained by Petrobras with the objective of providing a supporting Valuation Memorandum (“Valuation Memorandum”) and a Fairness Opinion Letter (“Letter”) concerning the Transaction
• As requested by Petrobras, G5/Evercore’s Valuation Memorandum was construed based on a Company with no debt (nor financial expenses), starting on Jan 1, 2016, and based on prevailing market conditions on December 31, 2015. As a result of that:
• Enterprise Value ended up having the same economic meaning of Equity Value in this Valuation Memorandum
• The latter’s base date was December 31, 2015 and all projections were assumed to start thereafter, including WACC calculation, trading analysis and macro economic data
6

Executive Summary
Proposed Transaction – Key Considerations
• This Valuation Memorandum also considered the Company as a stand-alone entity, i.e.:
• It excluded any potential benefits, impacts, synergies or disynergies that PQS might have with the buyer, be them of an operating, financial, tax, environmental or any other nature, after the conclusion of the acquisition
• Since PQS is still in the ramp up stage (negative EBITDA), it consequently has limited capacity in the short term to access bank facilities without a Corporate Guarantee (no longer to be provided by Petrobras)
• This Valuation Memorandum did not assess the merits or the appropriateness of this debt prepayment, or the Transaction as a whole
• All assumptions applied to the DCF valuation were provided by Petrobras and PQS’ Management teams, which we assumed to be true, accurate, and/or reflective of both companies’ best assumptions. We also did not evaluate PQS’ business plan, that was provided to G5 Evercore
• The latest draft SPA that G5 Evercore had access allowed us to acknowledge that the Transaction’s final purchase price should be subject to certain future price adjustments (at and after Closing Date)
• However, the methodology for such calculation is still under negotiation between Petrobras and Alpek
• As such, no such potential adjustments were considered either in this Valuation Memorandum or in the Fairness Opinion Letter provided to Petrobras together with the former
• Our conclusion1 was that, on December 31, 2015 the Binding Offer Consideration for PQS was fair from a financial point of view, since it implied 12% and 57% premiums, respectively, to the mid-points of our valuation ranges respectively for Suape and Citepe (30% premium for the entire Offer)
• Offer for Suape: US$200 mm / Mid-point of G5/Evercore’s valuation for Suape: US$179 mm (equity value)
• Offer for Citepe: US$180 mm / Mid-point of G5/Evercore’s valuation for Citepe: US$114 mm (equity value)
Note: (1) As detailed in the Fairness Opinion Letter provided to Petrobras on this same date pursuant to this transaction, which, among other things, considered Petrobras’ Management’s information that a broad and competitive sales process was run for PQS, the result of which was that Alpek’s Offer was considered the most competitive for the consummation of the Transaction.
7

Executive Summary
Valuation Methodologies
• G5 Evercore prepared this Valuation Memorandum based on information provided by PQS and Petrobras, using the following methodologies to derive the Company’s equity value range:
• Discounted Cash Flow (“DCF”) Analysis
• Peer Group Trading Multiple (“Trading”) Analysis
• Peer Group Acquisition Multiple (“M&A Comps”) Analysis
• The DCF was considered the only valuation methodology that fully captures PQS’ ramp-up stage of operations. The absence of international traded peers of equivalent size and scope of operations undermined the quality of the results from the Trading and M&A Comps methodologies. The latter is shown in the next slide just for reference, not being reflected in the Fairness Opinion Letter
• Although the Acquisition Multiple derived valuation had the merit of considering only mid-sized EV companies that manufactured primarily PTA, PET and/or DTY (like PQS), its drawback was that the companies acquired had more mature businesses than PQS (higher utilization capacity) and more product diversification. As such, this methodology did not yield results as reliable as the DCF
• The Trading Multiple analysis was considered to be the weakest valuation methodology for PQS. Despite being part of the same broad global sector, the listed polyester companies have larger scale than the latter, more mature businesses, more product diversification, and cover a larger target market. As such, they should trade with a premium to PQS’ fundamental (DCF-based) value
• The DCF-derived Equity Value for PQS was determined to be between US$275 million and US$316 million (please refer to the next slide for a quantitative analysis), split as:
• Suape: US$168 million to US$193 million
• Citepe: US$107 million to US$123 million
8

Executive Summary
Summary of Valuation Methodologies (as detailed in the previous and next slides)
PQS Equity Value (US$ million)
Considerations
DCF-derived range
EV/EBITDA 17E(1)
Offer: $380
($330/ton)
Considering a range of:
• WACC: 10.5% -11.5% (USD real terms)
• Terminal Growth: 0.0%
• Value range was derived from the median multiple of 5.8x +/-1.0x EV/EBITDA LTM
• Just for reference (see comments in slide 08)
• Value range was derived from the comparables median multiple of 7.8x +/-1.0x EV/EBITDA 2017E
• Just for reference (see comments in slide 08)
(1) Considers Adjusted EBITDA of US$55.1 million for 2017, please refer to the appendix for more details.
9

Discounted Cash Flow (the only methodology that fully captures PQS’ value)
M&A Comps Analysis (EV/EBITDA)
Trading Comps Analysis (EV/EBITDA)
Executive Summary
Discounted cash flow analysis was considered to be the only methodology that fully captures PQS’ fundamental equity value, in light of the ongoing ramp-up of its operations and the lack of international traded peers of equivalent size and scope of operations
Description
Considerations
Discounted Cash Flow Analysis (the only methodology that fully captures PQS value)
Peer Group Acquisition Multiple Analysis (M&A Comps)
Peer Group Trading Multiple Analysis
Discounted Cash Flow Analysis based on the Company’s Business Plan and information provided by Petrobras, including price, volume, capex and opex assumptions, among others
Discounts the projected cash flows by the weighted average cost of capital (“WACC”), in real terms
Based upon the multiples observed in strategic transactions involving petrochemical producers and especially those primarily focused on the production of PTA, PET and/or DTY
As past transaction manufacturers were though not always limited to PTA, PET and/or DTY, their median multiple range resulted overstated to evaluate PQS
Based on the peer group trading multiples of global companies acting in petrochemicals (PTA, PET and DTY)
The companies identified, though, had a larger scale of operations, higher capacity utilization (in the initial years), broader product diversification and covered a large Market spectrum than PQS
Multiples based on the average of equity research analysts’ projections for 2017
It captures changes in the sector and in the Company’s short and long term performance through out the projected period
Free Cash Flow to Firm (“FCFF”) was considered as the most suitable valuation method, given the Company’s capital structure changes over time
It reflects prices paid in M&A transactions for assets in the Company’s sector globally, considering the lack of comparable domestic transactions
PQS’ projected 2020 EBITDA was considered (maturity of operations), discounted by W ACC to 2017, which was compared to PQS’ EV in that year(1)
It reflects the multiples of publicly-traded companies
No adjustments to reflect control premium or liquidity
PQS’ projected 2020 EBITDA was considered (maturity of operations), discounted by WACC to 2017, which was compared to PQS’ EV in that year (1)
Please refer to the appendix for more details on the Adjusted EBITDA.
10

II
G5 Evercore Credentials

PRIVATE AND CONFIDENTIAL MATERIAL
G5 Evercore Credentials
Sel Side
Advised
2013
On itsale to
Advised
2012
On the sale of its
Brazilian operations to
Advised
2012
On itsale to
cid:234280313@01092009-1E5E
BK Brasil S.A.
Master Franqueado
Burger King
Corporation
-
Brasil
Advised
2013
On itsale to
Advised
2014
On itsale to
Advised
2014
On the sale of its hotel
asets to
Advised
2014
On the sale of its cofe
asets to
Advised
2015
On the sale of its equity
interests in Natal and Brasĺlia
airports to
Advised
2015
On the sale of its
Brazilian operations of
Arjo
Wigins for
Advised
2014
On the fairnes opinion concerning
the fair value of the 3 gas
-
fired plants
Parnaĺba
I,
Parnaĺba
II, and
Parnaĺba
IV
Advised
2015
On the fairnes opinion of
Bacia
de
Bijupirá
and
Salema
Advised
2015
On itsale to
Advised
2016
Exclusive Financial Advisor to
BR Properties Board of
Directors in the analysis of
GP Investments and ADIA
non
-
solicited acquisition ofer
Advised
2016
On theconomic
-
financial
analysis of: (
i
)
Parnaĺba
Gás
Natural S.A. (PGN), (i)
Cambuhy’s
PGN stake (i)
and mandatory convertible
debentures in
Cambuhy’s
shares
Advised
2015
On an apraisal report for
Parnaĺba
I,
Parnaĺba
II, and
Parnaĺba
IV
Advised
2015
On the sale of
to
Advising
Ongoing
Advising
Abengoa
on
the sale of
transmision asets
Advised
2016
On the valuation
memorandum of
Nansei
Sekiyu K.K.

PRIVATE AND CONFIDENTIAL MATERIAL
G5 Evercore Credentials
Advised
2015
Subsidiary of
On the acquisition of
Advised
2015
On the acquisition of a
minority stake in
Advised
2016
On its ~R$10 bilion
debt restructuring
Logo WPE
Advised
Advised
On its ~R$4.1 bilion
debt restructuring
Advised
On its ~R$150 milion debt
restructuring
Advised
Advised
2014
On the acquisition of
Advised
2013
On the acquisition of
Advised
2012
On the acquisition of
Automation
Advised
On the acquisition of
2012
Advised
2015
On the fund raising for
the development of a
real estate project
2012
Advised
In forming a joint
venture with
Advised
2014
On the fund raising for
the acquisition of
Advised
2012
In forming a joint venture
and fund raising with
Advised
On the fund raising for
the development of
Bosa
Nova Mal Rio de
Janeiro
2014
Advised
On itstrategic
partnership with
2010
Buy Side
Restructuring
Fund Raising
Joint Venture
From
Advising
Ongoing
On its ~R$3.9 bilion
debt restructuring
Advising
Advising
On its ~R$2.3 bilion
debt restructuring
On its debt restructuring
and sale to
Advised
2013

III
Industry Overview

PRIVATE AND CONFIDENTIAL MATERIAL

Industry Overview

PETROBRAS

Overview of Polyester Production Chain

Overview

- Purified Terephthalic acid ("**PTA**") is obtained from the oxidation of paraxylene with acetic acid, and is used primarily in the manufacture of polyester (either resin called PET, fiber or film)
- **PET** resin is clear, shatter resistant polyester resin mainly used in packaging. Although it differs in terms of the final processing and end-use applications, the production process is similar to that of polyester fibers
- Polyester Fibers are polymers made from PTA and Ethylene Glycol ("MEG") (Continuous Process) or Dimethyl Terephthalate ("DMT") and MEG (Discontinuous Process), further processed into textile fibers. Polyester is the most used synthetic fiber in the world due to its low production cost and large range of uses

Product Descriptions

Terephthalic Acid (PTA)		Raw material of textile polyester, PET and resins for several types of packaging, in addition to industrial fibers used in manufacturing tires, materials and equipment for the electrical, automotive and petroleum industries.
Polyester Polymers and Filament	POY	Partially Oriented Yarn ("POY") is the first yarn in the production of a polyester filament, mainly used as a raw material for the production of others Polyester Fibers, such as DTY
	DTY	Draw Textured Yarn ("DTY") processed POY which yields volume. Widely used in the clothing segment
	FDY	Fully Drawn Yarn ("FDY") possesses production process similar to POY. Smooth filament with specific applications in the textile industry, such as curtains and car seats
Polyethylene Terephthalate (PET)		PET clear, lightweight and shatter-resistant plastic for use in bottles and packaging of medication, cosmetics, personal hygiene and cleaning products

End Uses by Product

PTA


Polybutylene Terephthalate & Others
1%
Polyester
99%

PET


Others
15%
Cosmetics
1%
Food
6%
Beverages
78%

DTY


Others
22%
Bed&Bath
7%
Mattress
11%
Decoration
17%
Clothing
43%

Sources: Petrobras and IHS Energy Consulting.

15

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL

Industry Overview

PETROBRAS

Global Polyester Industry

Overview

- **Global PTA** production has witnessed strong growth in the period following the 2008 financial crisis with operating rates peaking above 90% levels. The global oversupply of PTA is expected by Petrobras' Management to be narrowed to a non-meaningful level over time
- **PET** is forecasted to grow at approximately 4% per year throughout the next decade as the resin continues to gain ground in the food packaging and bottles industries, replacing other packaging formats
- World consumption is expected to maintain 6% annual growth as polyester fibers (namely **DTY**) continue to gain market share
- PTA, PET and DTY are considered to be very fragmented industries worldwide (please refer to the graphs below)

Principal Producers by Installed Capacity *(2015E)*


PTA
Yisheng PC 11%
Xianglu PC 8%
Hengli 8%
Yisheng Dahua 8%
Reliance Industries 5%
BP 5%
Others 55%
PET
DAK Americas 7%
M&G 6%
Indorama 5%
Jiangsu 5%
China Resources 5%
Octal Holdings 4%
JBF Rak 4%
Ibn Rushd 4%
Others 61%
DTY
Tongxiang Tongkun 7%
Zhejiang Xin Feng Ming 5%
Jiangsu Shenghong 4%
Reliance Industries 4%
Hengyi 3%
Jiangsu Hengli 3%
Others 74%

Global Polyester Production Growth *(mm ton)*

CAGRs

	2011-2016	2016-2020	2020-2024
PTA	4.5%	4.3%	3.8%
PET	4.2%	4.0%	3.4%
DTY	6.6%	6.1%	4.5%


45,9
48,2
49,9
51,6
54,2
57,3
67,9
78,7
21,8
23,8
25,4
26,1
28
30
37
44,1
17,3
18
18,7
19,5
20,4
21,3
24,7
28,2
PTA
PET
DTY
2011A
2012A
2013A
2014A
2015E
2016E
2020E
2024E

Sources: Petrobras and HIS Energy Consulting.

16

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL
Nan Ya, 405
Alpha PET, 432
PetroquimicaSuape, 450
Indorama, 1,019
DAK Americas, 1,971
M&G, 2,625
Other, 50
M&G, 193
CEPSA Quimica, 20
Novapet, 25
Equipolymers, 36
Lote Chemicals UK, 360
JBF RAK LC, 390
Indorama, 420
Other, 250
Polief, 210
Indorama, 230
Alko-
Naphtha, 240
Orion PET, 241
Neo Group, 472
Other, 1,27
Egyptian Indian Poly, 420
Koeksan PET, 432
Indorama, 46
IVL Dhunseri PC, 626
Ibn Rushd, 750
Octal Holdings, 950
Reliance Industries, 980
Other, 4,096
Yizheng Chem., 490
Far Eastern Group, 53
Lote Chemical, 541
Shanghai Far Eastern, 573
Yisheng Dahua, 750
Indorama, 93
Yisheng Hainan, 1,0
Zhejiang Zhink, 1,10
Jiangsu Chenxing, 1,20
China Resources, 1,60
Jiangsu San Fang Xiang., 1,960
Industry Overview
100%
75%
50%
25%
6.9
21.6%
2.6
8.3%
14.8
46.5%
1.6
5.1%
5.9
18.5%
31.9
10%
Total:
Global PET Capacity Landscape
Americas
Western Europe
Central Europe
Africa, India, Midle East
Rest of Asia (excl. India)
PET Capacity (m ton)
Sources: IHS Energy Consulting.

PRIVATE AND CONFIDENTIAL MATERIAL

Industry Overview

PETROBRAS

Brazilian Polyester Industry

Overview

- Demand for **PTA, PET and DTY** continues to grow in the Brazilian market, with growth rates projected to accelerate in the 2020-2024 period
- The only local **PTA** producer installed in Brazil, PQS quickly assumed leadership in market share for the product, with the remaining demand satisfied by imports (mainly from Mexico, as a result of no import tariffs)
- In the **PET** space, Italian Mossi & Ghisolfi (M&G), also present in the Port of Suape, leads with 76% market share in 2015
- Local **DTY** demand continues to be met in large part by imports

Market Share by Product *(2015)*

PTA


PQS
59%
Imports
41%

*PQS' start of PTA production in Brazil (**2013**) followed Petrobras' strategic decision to foster the revamp of the local textile industry (**DTY, 2010**), through a competitive vertically integrated operation.*

*The PTA production capacity was then dimensioned to also stimulate competition and foster growth of the local PET market, reason why PQS' PET business started operations only **in 2014***

PET


PQS
19%
6%
Imports
76%
MG

*M&G's leading position reflects the Company's earlier entry into the market (**2007**)*

DTY


PQS
10%
Other Local Players
23%
Imports 67%

*The relevance of DTY imports in Brazil mirror the local textile industry dynamics, which production base historically moved out from Brazil to China, and, more recently, India and Vietnam. PQS inaugurated its first DTY production line in Brazil **in 2010***

Brazilian Polyester Market Demand Growth *('000 tpy)*

CAGRs

	2011-2016	2016-2020	2020-2024
PTA	7.4%	1.2%	4.2%
PET	1.3%	2.8%	5.5%
DTY	3.9%	3.4%	3.5%


783
742
663
632
606
600
501
515
466
492
442
465
458
483
500
498
283
247
241
209
219
222
221
182
PTA
PET
DTY
2011A
2012A
2013A
2014A
2015E
2016E
2020E
2024E

Sources: Petrobras and IHS.

18

G5 | EVERCORE

IV
Company Overview

PRIVATE AND CONFIDENTIAL MATERIAL

Overview of PQS

PETROBRAS

Overview

- Founded in 2006 and originally included in the Growth Acceleration Program ("PAC"), launched by Federal Government, PQS is South America's only integrated (PTA-PET) polyester producer and is a wholly-owned subsidiary of Petrobras
- PQS in turn is composed of two companies located in the Suape port in Pernambuco: Petroquímica Suape, which encompasses PQS' terephthalic acid ("PTA") production, and Companhia Integrada Têxtil de Pernambuco ("Citepe"), which manufactures polyethylene terephthalate ("PET") and drawn textured yarn ("DTY")
- Across its three industrial production units, PQS possesses installed capacities of 700 ktpy for PTA, 450 ktpy for PET and 90 ktpy for DTY


PETROBRAS
100%
100%
PQS
PetroquímicaSuape
CITEPE

- PQS was envisioned, together with Petrobras' original partner, the Companhia Industrial Têxtil do Nordeste (Citene), as a means to stimulate the development of the polyester value chain in Brazil, initiating with the production of polyester for clothing (DTY) and subsequently integrating it backwards with PTA operations. Petrobras later acquired Citene's 50% stake in PetroquímicaSuape and a 60% stake in Citepe

Company Timeline

- **2006** – **Creation of PQS Project**: Envisioned as a JV with Citene, SOA scheduled for 2009
- **2008** – **Exit of Citene**: Petrobras acquires Citene's stake as partner withdraws from project. SOA of 2010 is announced
- **2011** – **Citepe begins operations**: Company imports DTY input (POY) as PTA unit and polymer lines remain incomplete
- **2013** – **PTA Production Begins**: PTA industrial unit enters into operations in January
- **2014/15** – **Principal Write-off and PET and PTA Production**: Petrobras records PQS write-off of R$3.7 billion for PQS[1]
- **2016** – **Sales Process Announced**: Petrobras confirms beginning of exclusive negotiations with Alpek

Geographical Footprint


Fortaleza
PQS
300km
800km
Salvador

Source: Petrobras
(1): Suape R$1.0 bn and Citepe R$2.7 bn

20

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL
Overview of PQS
Company Overview
Operational Overview
PetroquĺmicaSuape and Citepe Facilities
. The PQS complex began operations in 201 with the start - up of the DTY unit . PTA operations began at the begining of 2013 , with PET line C and B starting up in mid 2014 and 2015 , respectively
. The PET industrial facility poseses lines “B”, and “C”, which are operational
. DTY : Line “A” is at aproximately 45 % completion 1 , but acording to Petrobras management, it wil not be concluded . The absence of line A wil prevent the Company from realizing the ful vertical integration originaly envisioned at the time of projects’ planing (se slide 19 )
. This explains the diference in patern of capacity utilization forecast for PTA and DTY facilities ( se graphs below )
(“Citepe”)
PetroquĺmicaSuape
PTA PLANT
Source: Company
(1) As of March, 2016
(2) Not yet operational
Production Phase-in and Capacity Utilization (%)
PTA
DTY (ktpy)
PET (ktpy)
209
337
396
700
2013
2014
2015
Instaled
Capacity
54
128
450
2013
2014
2015
Instaled
Capacity
12
29
19
90
2013
2014
2015
Instaled
Capacity
30%
48%
57%
n/a
12%
28%
13%
32%
21%

PRIVATE AND CONFIDENTIAL MATERIAL
Company Overview
Integration of PQS Operations 1
240kty
Ethylene glycol
(MEG)
Paraxylene
(PX)
PTA
700 ktpy
Polymer Line B & C
FDY
20 kty
POY2
190 kty
Chips
30kty
DTY
90kty
PET
450kty
Input from Supliers
PQS Product
Contingent on completion of Line A
Imported Inputs
Source: Company
(1) Breakdown of products by market are estimates based upon the Company’s busines plan
(2) Curently imported for DTY production
50% Intercompany
40% Domestic
10% International
100% Domestic
70% Domestic
30% International
Clients

PRIVATE AND CONFIDENTIAL MATERIAL

Company Overview

PETROBRAS

Combined Historical Financials[1]


Net Revenues (R$ mm)¹
PetroquímicaSuape
8
525
857
1.005
2012A 2013A 2014A 2015A
CITEPE
44
78
243
633
2012A 2013A 2014A 2015A
PQS
52
44
603
78
525
1.100
243
857
1.638
633
1.005
2012A 2013A 2014A 2015A
Gross Profit (R$ mm)¹
1
-202
-144
-2
9.3% (38.5%) (16.8%) (0.2%)
2012A 2013A 2014A 2015A
(7)
(6)
3
(41)
(15.1%) (8.2%) 1.1% (6.5%)
2012A 2013A 2014A 2015A
1
(7)
(6)
(202)
(6)
(209)
3
(144)
(141)
(2)
(41)
(43)
2012A 2013A 2014A 2015A
EBITDA (Exc. Impairment)⁽¹⁾ (R$ mm)
(157)
(238)
(191)
(67)
(2093.3%) (45.3%) (22.3%) (6.6%)
2012A 2013A 2014A 2015A
(120)
(143)
(153)
(165)
(271.2%) (183.8%) (62.8%) (26.0%)
2012A 2013A 2014A 2015A
(157)
(120)
(277)
(238)
(143)
(381)
(191)
(153)
(344)
(67)
(165)
(231)
2012A 2013A 2014A 2015A
Margin

Source: Petrobras
(1) Includes intercompany sales transactions.

23

G5 | EVERCORE

V
Discounted Cash Flow Analysis

V.a
Summary Projections

PRIVATE AND CONFIDENTIAL MATERIAL
Sumary Projections for Suape
Macroeconomic Asumptions
Source: Brazilian Central Bank as of December 31, 2015.
GDP Growth Forecast (%)
FX Rate Forecast (BRL/USD, average of year)
. Forecast based on Brazilian Central Bank estimates as of December 31, 2015
. FX projected in real terms as of December 31, 2015
2,20
2,35
3,23
3,90
3,98
4,01
3,89
3,77
3,77
3,77
3,77
3,77
3,77
3,77
2013A
2014A
2015A
2016E
2017E
2018E
2019E
2020E
2021E
202E
2023E
2024E
2025E
2040E
3,0%
0,1%
(3,8%)
(3,0%)
1,0%
1,8%
2,0%
2,0%
2,0%
2,0%
2,0%
2,0%
2,0%
2,0%
2013A
2014A
2015A
2016E
2017E
2018E
2019E
2020E
2021E
2022E
2023E
2024E
2025E
2040E

PRIVATE AND CONFIDENTIAL MATERIAL

Summary Projections for Suape

PETROBRAS

Projected PTA Volumes and Average Prices

PTA Volume Projections *('000 tons)*

- With the expansion of M&G's Corpus Christi, Texas – based unit by year-end 2016, Mexican PTA exports currently destined to both the American and Brazilian markets will likely be absorbed by the former, leaving M&G Brazil more dependent on PQS's domestically produced PTA
- Prices for PTA exports destined for DAK Argentina's Zarate facility are expected to become competitive in 2018, supporting international volumes
- M&G's share in the PET business should be eroded up to a certain point, as local clients avoid overdependance upon a single PET supplier. This should drive PTA demand
- Additional volumes related to the maturing of Citepe's PET business drive intercompany segment growth, with total volumes nearing capacity by 2025


349
133
168
2014
405
71
217
118
2015
417
10
181
226
2016
448
211
238
2017
562
72
225
265
2018
578
72
210
297
2019
610
72
216
323
2020
621
72
216
333
2021
628
72
216
340
2022
660
72
241
347
2023
670
72
241
357
2024
672
72
242
358
2025
672
72
242
358
2040
Intercompany
Domestic
International
Resale

PTA Average Prices *(US$ / ton)*

- Both international and domestic PTA pricing follow foreign indexes, and a gradual improvement in international spreads is assumed according to market intelligence provided by PQS and Petrobras
- Positive price trend is driven principally by the gradual recovery in crude oil prices, as well as improved economics as the market's current oversupply gradually shades


1.081
1.067
993
2014
797
767
681
2015
707
703
658
2016
737
736
700
2017
840
809
769
2018
889
839
793
2019
924
874
822
2020
953
904
848
2021
958
910
852
2022
943
898
840
2023
946
899
845
2024
956
910
854
2025
956
910
854
2040
Domestic
International
Intercompany

Source: Petrobras

27

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL
Sumary Projections for Suape
Net Revenues and EBITDA
Projected Net Revenues (US$ milion)
Projected EBITDA (US$ milion)
. 2023 and 2024 impacted by transfering of tax benefit (Prodepe) from Citepe to Suape
57%
Utilization
84%
Utilization
96%
Utilization
Source: Petrobras
96%
Utilization
181
173
128
155
189
187
199
206
207
227
228
231
231
132
48
6
55
57
59
61
61
61
61
61
61
51
90
159
166
214
249
282
301
309
311
321
326
326
365
311
291
322
459
492
540
568
577
599
610
618
618
2014
2015
2016
2017
2018
2019
2020
2021
2020
2023
2024
2025
2040
Domestic
International
Intercompany
Resale
-81
-21
-10
-3
15
24
27
30
33
63
62
37
37
(22%)
(7%)
(3%)
(1%)
3%
5%
5%
5%
6%
10%
10%
6%
6%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040

PRIVATE AND CONFIDENTIAL MATERIAL
958
1.018
1.185
1.263
1.304
1.341
1.351
1.351
1.34
1.349
1.349
903
1.011
1.163
1.219
1.254
1.290
1.306
1.306
1.298
1.305
1.305
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040
Domestic
International
Sumary Projections for Citepe
Projected PET Volumes and Average Prices
PET Volume Projections (‘0 tons)
Source: Petrobras
PET Average Prices (US$ / ton)
168
91
161
205
231
251
264
271
279
287
299
311
312
133
51
96
78
84
102
120
126
126
126
126
115
115
305
142
254
283
315
353
384
397
405
413
425
426
428
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040
Domestic
International
Others
. Both international andomestic PET pricing folow foreign indexes, and a gradual improvement in international spreads is assumed in conformity with market inteligence provided by PQS and Petrobras
. Asumed steady growth in market share, reaching 50% (ex - resin imports) byear - end 2018, principaly as a function of eroding competitor M&G’s share
. Company defends growth rates by referencing PQS’ rapid expansion to 36% market share since initiating operations and the opo rtu nity to atract several clients whose contracts with competitors are seto expire
.Exports are mainly to Colombia (35%), Argentina (30%) and Uruguai (12%)

PRIVATE AND CONFIDENTIAL MATERIAL
1.728
1.993
2.189
2.279
2.340
2.366
2.354
2.338
2.320
2.334
2.334
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040
Sumary Projections for Citepe
Projected DTY Volumes and Average Prices
DTY Volume Projections (‘0 tons)
Source: Petrobras
DTY Average Prices (US$ / ton)
27
20
15
13
13
13
13
13
13
13
13
13
13
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040
. Citepe only markets DTY in Brazil
. Moderation of DTY volumes due to: (i) chalenging presure from lower - cost exports originating in Asia; (i) originaly planed price - eficient production method wil not be achieved, since the vertical integration with the PTA production wil not be completed. As a result, Citepe should kep importing POY (se slide 19), which basicaly eliminates Citepe’s competitive advantage on DTY

PRIVATE AND CONFIDENTIAL MATERIAL
-65
-51
-31
-2
23
42
48
52
55
31
25
28
28
(63%)
(26%)
(12%)
(1%)
6%
9%
9%
9%
10%
5%
4%
5%
5%
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040
Sumary Projections for Citepe
Net Revenues and EBITDA (PET and DTY)
Projected Net Revenues (US$ milion)
Projected EBITDA (US$ milion)
. EBITDA decrease in 2023 could bexplained by thend of tax benefit (Prodepe)
28%
Utilization 1
78%
Utilization 1
95%
Utilization 1
Source: Petrobras
(1) Refers to PET capacity utilization . DTY utilization was 21.1% in 2015 and is aproximately13.8% after 2016
71
147
181
235
303
347
375
394
408
418
433
451
451
32
49
82
79
98
124
151
163
165
165
164
150
150
103
196
263
314
401
472
526
557
572
583
596
601
601
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
2040
Domestic
International
95%
Utilization 1

V.b
Discounted Cash Flow

PRIVATE AND CONFIDENTIAL MATERIAL

Discounted Cash Flow Analysis

PETROBRAS

Initial Considerations

Methodology

- Discounted cash flow methodology
- Projection of the Company's future cash flows, in real US$ terms, based on the assumptions provided by PQS and Petrobras
- Projection of unlevered cash flows (FCFF), discounted by the weighted average cost of capital to calculate the net present value
  - Explicit projection period (up until 2040) in addition to terminal value
- Valuation considering the Company as a **stand-alone entity**, i.e. excluding any potential benefits or impacts, be them of an operating, financial, tax, environmental, or any other nature, if any, after the conclusion of the acquisition

Discounted Cash Flow

Currency:	United States Dollars (US$)
Valuation date base:	December 31, 2015
Explicit period of projection:	25 years (December 31, 2015 to December 31, 2040)
Operating assumptions:	Base case and guidance provided by Management
Cash flow:	Midpoint of each period ("mid-year convention") and discounted in real US$ terms
Weighted Average Cost of Capital:	11.03% in real US$ terms
Terminal Value:	Perpetuity calculation based on the Gordon Method. No real growth assumed in perpetuity, as no further expansion in installed capacity is forecasted

Considerations

- Slight improvement in technical indexes of chemical inputs across all three product groups (PTA, PET, DTY)
- Approximately 50% market share in PET in Brazil by the end of 2018, in conformity with the identifiable strategic commercial opportunities associated to the expiry of significant PET supply contracts currently held by competitor M&G
- Continuity of DTY business
- Projections assume:
  - The Brazilian PET market would not be sizeable enough to absorb an additional player[1], while the developed economies in South America's Pacific Coast (Chile, Colombia, and Peru) are efficiently served by Asian imports
  - The main entry barriers for the polyester market in Brazil are: **(i)** scale (if scale is capped by market size/potential, on the other hand a minimal scale[2] is required to yield a profitable textile operation); **(ii)** product approvals (particularly for PET) and potential clients' own internal approval processes, which were informed to be restrictive and long lasting

Notes: (1) Current Brazilian market demand is estimated by Petrobras' management to be equivalent to approximately 520 ktpy. PQS, which holds only 19% market share (see slide 18), possesses 450 ktpy of installed capacity; (2) Not yet achieved by PQS.

33

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL
Repequim
. Company pays reduced PIS/ Cofins rates aplicable to acquisition of Paraxylene (PX) (1% until 2015 end, 3% in 2016, 5% in 2017 and 5.6% from 2018 on) and receives a tax credit of 9.25%
. Company can compensate its credits receiving cash or other tax deductions (IRPJ, IRF, CSL, PIS/COFINS and IPI)
Prodepe
. Company receives credit for ICMS everyear based on a percentage of its ICMS payables acording to the table below:
. Suape , 2023 and 2024 and 70% of tax credit
. Citepe , until 202 and 85% of tax credit
Sudene
. Company has the righto use SUDENE tax benefit, which grants a 75% reduction over Company’s Income Rate. In order to use this benefit, PQS should file a request until 31/12/2018 (benefit’s term is 10 years)
Discounted Cash Flow Analysis
Main Asumptions
Sales and Pricing
. Sales and production volume asumptions were based on management guidance through 2025, and subsequently held constant;
. Pricing methodology was based on management guidance, with thexception of FX rate projections, which was considered based on curent Brazilian Central Bank estimates;
Capex
. Minimum capex, no facility modification / capex for improvements, only esential repairs asociated to planed production stops
Working Capital
. Acounts receivable, payable and inventories cycles, as per management guidance and in line withistorical figures;
Corporate Tax and NOLs
. PQS has a large stock of Acumulated Loses in its Balance Shet, which, acording to the Brazilian Law, is deductible for tax purpose
General Asumptions
Main Fiscal Benefits

PRIVATE AND CONFIDENTIAL MATERIAL
Unlevered Free Cash Flow 2016E 2017E 2018E 2019E 2020E 2021E 2022E 2023E 2024E 2025E 2030E 2035E 2040E T. Value
(All in US$mm, except where noted)
Revenues US$mm 291 322 459 492 540 568 577 599 610 618 618 618 618 618
% Growth % (71.0%) 10.4% 42.7% 7.3% 9.7% 5.1% 1.7% 3.7% 1.8% 1.3% 0.0% 0.0% 0.0% 0.0%
EBITDA US$mm (10) (3) 15 24 27 30 33 63 62 37 37 37 37 37
% Margin % (3.4%) (0.9%) 3.3% 4.8% 5.1% 5.4% 5.7% 10.5% 10.2% 6.0% 6.0% 6.0% 6.0% 6.0%
EBIT US$mm (38) (30) (12) (5) (2) 1 3 33 32 7 6 34 33 33
(-) Taxes US$mm 0 0 0 0 0 (0) (0) (4) (3) (1) (1) (4) (4) (4)
NOPAT US$mm (38) (30) (12) (5) (2) 1 3 29 29 6 5 30 30 30
(+) D&A US$mm 28 27 27 28 30 30 30 30 30 30 31 4 4 4
(-) WC US$mm (2) (3) (22) (4) (6) (3) (1) (3) (1) (1) 0 0 0 0
(-) Capex US$mm (2) (9) (2) (4) (2) (5) (2) (5) (2) (5) (4) (4) (4) (4)
FCFF US$mm (14) (15) (9) 15 20 23 29 51 55 30 33 30 30 30
% Growth % 6.8% (38.5%) (263.9%) 32.7% 15.6% 30.8% 74.0% 7.4% (45.4%) 0.1% (0.5%) (0.2%) 0.0%
DCF Summary USD Million Discount Rate (USD real terms)
Projected Flow 159.5 WACC 11.03%
Terminal Value 19.8 Terminal Growth 0.00%
Enterprise Value 179.3
(-) Net Debt 0.0
Equity Value 179.3
EV/Capacity (PTA) US$/ton 256.2
Discount Rate(USD real terms)
WACC 11.03%
Terminal Growth 0.00%
Discounted Cash Flow Analysis
PetroquĺmicaSuape - DCF
(1)Perpetuity calculation based on the Gordon Method. No real growth asumed in perpetuity.
(2)Asuming debt fre and cash fre deal.

PRIVATE AND CONFIDENTIAL MATERIAL

Discounted Cash Flow Analysis

PETROBRAS

Citepe - DCF

Unlevered Free Cash Flow (All in US$mm, except where noted)		2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2030E	2035E	2040E	T. Value
Revenues	US$mm	263	314	401	472	526	557	572	583	596	601	601	601	601	601
% Growth	%		*19.5%*	*27.6%*	*17.7%*	*11.5%*	*5.9%*	*2.7%*	*1.8%*	*2.3%*	*0.8%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*
EBITDA	**US$mm**	**(31)**	**(2)**	**23**	**42**	**48**	**52**	**55**	**31**	**25**	**28**	**28**	**28**	**28**	**28**
% Margin	**%**	***(11.7%)***	***(0.7%)***	***5.7%***	***8.9%***	***9.1%***	***9.3%***	***9.6%***	***5.4%***	***4.2%***	***4.7%***	***4.7%***	***4.7%***	***4.7%***	***4.7%***
EBIT	US$mm	(51)	(22)	3	21	26	30	33	9	3	6	5	4	24	24
(-) Taxes	US$mm	0	0	(1)	(8)	(10)	(11)	(12)	(3)	(1)	(2)	(2)	(1)	(9)	(9)
NOPAT	**US$mm**	**(51)**	**(22)**	**2**	**13**	**17**	**19**	**21**	**6**	**2**	**4**	**3**	**3**	**16**	**16**
(+) D&A	US$mm	20	20	20	21	22	22	22	22	22	22	23	24	4	4
(-) WC	US$mm	(8)	(10)	(5)	(17)	(8)	(4)	(3)	1	(2)	(0)	0	0	0	0
(-) Capex	US$mm	(2)	(9)	(2)	(4)	(2)	(5)	(2)	(5)	(2)	(5)	(4)	(4)	(4)	(4)
FCFF	**US$mm**	**(41)**	**(21)**	**15**	**13**	**29**	**32**	**38**	**24**	**20**	**21**	**22**	**23**	**16**	**16**
% Growth	%		*(49.4%)*	*(172.3%)*	*(12.3%)*	*119.5%*	*12.0%*	*17.2%*	*(37.3%)*	*(15.1%)*	*2.5%*	*0.3%*	*0.3%*	*(0.3%)*	*0.0%*

DCF Summary	*USD Million*
Projected Flow	103.9
Terminal Value [(1)]	10.4
Enterprise Value	**114.3**
(-) Net Debt [(2)]	0.0
Equity Value	**114.3**

Discount Rate (USD real terms)	
WACC	11.03%
Terminal Growth	0.00%

EV/Capacity (PET)	**US$/ton**	**254.0**

(1) Perpetuity calculation based on the Gordon Method. No real growth assumed in perpetuity.
(2) Assuming debt free and cash free deal.

36

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL
Discounted Cash Flow Analysis
Analysis of EV/EBITDA Multiple
Build up analysis for the EBITDA considered in the EV/EBITDA Multiple Analysis
US$m
5.3x EV/EBITDA 2017E
WACC 11.03%
(1)EBITDA 2020 discounted by the WAC rate (3 years period)
(1)
Enterprise Value US$mm
Suape 179.3
Citepe 114.3
Total EV 293.6
NPV Adj. EBITDA 55.1
EV / NPV EBITDA 2017 5.3x
27
48
75
(20)
55
EBITDA 2020 (Suape)
EBITDA 2020 (CItepe)
Total EBITDA
Adj. EBITDA 2020
NPV Adj. EBITDA 2017

VI
Trading and Acquisition Comparables

PRIVATE AND CONFIDENTIAL MATERIAL

Peer Group Trading Multiple Analysis (1)

PETROBRAS

Peer Trading Group

(In USD, except for local per share figures)	Country	Share Price 31/12/2015 Local		Share Price 31/12/2015 $	% of 52-Week High	Equity Value USD mm	Enterprise Value USD mm	EV/EBITDA LTM	EV/EBITDA 2016E	EV/EBITDA 2017E
PTA, PET, and Polyester-focused										
ALPEK, S.A.B. de C.V.	Mexico	MXN	24.2	1.4	90%	2,974	3,858	5.5x	5.1x	4.8x
Far Eastern New Century Corporation	Taiwan	TWD	25.8	0.8	75%	4,179	10,286	10.5x	10.8x	9.5x
Indorama Ventures Public Company Limited	Thailand	THB	21.3	0.6	75%	2,846	5,159	9.5x	7.7x	6.7x
Reliance Industries Limited	India	INR	1,014.6	15.3	95%	49,630	64,521	9.0x	9.6x	8.9x
						Multiples considered	Mean	8.6x	8.3x	7.5x
							Median	9.3x	8.7x	7.8x
Diversified Chemicals										
Braskem S.A.	Brazil	BRL	26.2	8.1	88%	6,119	15,074	4.3x	4.2x	4.5x
Formosa Petrochemical Corp.	Taiwan	TWD	100.5	3.2	91%	30,440	30,049	9.9x	10.6x	12.4x
LyondellBasell Industries N.V.	United States	USD	78.5	78.5	81%	31,970	39,435	6.5x	5.8x	6.0x
Eastman Chemical Co.	United States	USD	71.3	71.3	90%	10,457	17,009	8.0x	8.0x	7.6x
Lotte Chemical Corporation	South Korea	KRW	291,500.0	255.2	82%	8,746	10,416	4.8x	4.1x	4.3x
Mitsui Chemicals, Inc.	Japan	JPY	470.0	4.6	86%	4,562	8,559	7.4x	7.2x	6.6x
The Dow Chemical Company	United States	USD	53.1	53.1	93%	59,579	79,296	8.9x	8.2x	7.7x
							Mean	7.1x	6.9x	7.0x
							Median	7.4x	7.2x	6.6x
							Mean	7.7x	7.4x	7.2x
							Median	8.0x	7.7x	6.7x

Source: Capital IQ, Company Filings

Note: (1) Although we indentified above the main listed chemical companies in the world, we considered only the PTA, PET and polyester enterprises as relevant Trading Comparables, since their product portfolios are the ones that best resemble PQS'.

39

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL

Peer Group Acquisition Multiple Analysis

PETROBRAS

Date Announced	Acquiror	Country	Description	Seller	Implied EV *(US$ mm)*	EBITDA Multiple	EV/ Capacity (US$ mm / ton)
2015	Indorama	United States	1mtpy PET Facility located in Decatur, Alabama	BP	460	6.0x	460
2014	Indorama	Thailand	105ktpy PTA facility	Bangkok Polyester	N/A	5.3x	N/A
2014	Indorama	Turkey	130 ktpy facility	Artenius	45	5.6x	346
2014	M&G International S.a.r.l	Brazil	Acquisition of the remaining 2.89% stake	M&G Poliéster S.A	N/A	9.6x	N/A
2011	Alpek	United States	PTA/PET facilities with 1,275 ktpy capacity in USA	Eastman Chemical Co.	622	6.6x	488
2011	Alpek	United States	430 ktpy PET facility in USA	Wellman	185	5.3x	430
2011	Alpek	Argentina	16ktpy rPET facility located in Argentina	Cabelma	N/A	N/A	N/A
2011	Indorama	Ireland	Wellman International rPET facility	Aurelius AG	57	6.4x	N/A
2011	Indorama and Sinterama	Germany and Poland	75% stake in 120 ktpy polyester facility	Trevira GmbH	56	N/A	463
2010	Indorama	Poland and Indonesia	Polish and Indonesian PET and Polyester Capacity of 226 and 110 ktpy	SK Chemicals	60	N/A	N/A
2010	Indorama	United States and Mexico	PET (880 ktpy) and Polyester (125ktpy) Assets	INVISTA	246	N/A	N/A
2010	Indorama	China	PET (276 ktpy) and Polyester (130ktpy) Assets	Guangdong Shinda	48	N/A	N/A
2010	Indorama	Thailand	Increased stake in TPT Petrochem from 54.7% to 99.9%	TPT Petrochemicals	215	N/A	N/A
				Average	**204**	**6.2x**	**422**
				Median	**185**	**5.8x**	**445**

Sources: Capital IQ, Company Filings

40

G5 | EVERCORE

VII
Appendix

PRIVATE AND CONFIDENTIAL MATERIAL
Long Term Inflation (2.2%) 5
Apendix – WAC
WAC
(US$ nominal)
13.47%
Cost of Equity
US$ (Ke)
13.93%
Cost of Debt
US$ (Kd)
9.32%
Target Capital Structure
10% Debt / 90% Equity8
Risk Fre Rate¹
2.20%
Market Premium²
7.0%
Country Risk
4.84% 6
Relevered Beta³
0.98x
Unlevered Beta 4
0.90x
Cost of Equity
Notes:
1 12 - month - average yield to maturity of the 10 - year US Treasury Bond, as of January 4, 2016
2 Diferential of the historical arithmetic mean of returns from 1926 to 2014 betwen the S&P 50 and US Treasury Bonds. Source : I bbotson 2015
3 Relevered betasuming a tax rate of 34.0% and the Company’s target capital structure (Debt / Total Capitalization) identified above
4 Based on the average unlevered adjusted Betas from per companies. Source: Thomson Reuters
5 Considering long term inflation of 2.20% in the USA (source: US Bureau of Labor Statistics)
6 Considering the 5 - year Sovereign (Brazil) Credit Default Swap (“CDS”) as of December 31, 2015
7 Considering SUDENE impact of 75% decrease in the Corporate Tax (25%) and no impact in CSL
8 Please refer to next slide for details
WACC
(US$ real)
11.03%
Cost of Debt
Tax Rate
15.25%
7
Pre-tax Cost of Debt 8
11.0%

PRIVATE AND CONFIDENTIAL MATERIAL
Moody’s S&P Fitch
Aaa AAA AAA
Aa1 AA+ AA+
Aa2 AA AA
Aa3 AA- AAA1
A+ A+
A2 A A
A3 A- ABaa1
BBB+ BBB+
Baa2 BBB BBB
Baa3 BBB- BBBBa1
BB+ BB+
Ba2 BB BB
Ba3 BB- BBB1
B+ B+
B2 B B
B3 B- B
Caa1 CCC+ CCC
Investment Grade
Speculative Grade
Apendix – Financing Cost
3,2%
3,0%
4,4%
3,8%
6,1%
6,1%
6,7%
6,7%
7,3%
7,4%
7,8%
8,0%
8,5%
8,6%
8,5%
8,1%
8,7%
Expected Cost of Debt for PQS (USD)
Rating Overview
Fev/17
Mar/17
Mar/18
Dec/18
Jan/19
Mar/19
Jan/20
Mar/20
Jan/21
May/21
May/23
Mar/24
May/26
Jan/40
Jan/41
Mai/43
Mai/44
Maturity above 10 years
Average YTW: 8.5% (p.y. USD)
YTM - Petorbras USD Bonds
Maturity Date
. Aditionaly to 8.5% (USD), was asumed some adjusments to reflecthe curent leverage capabilities of PQS:
. +0.5% due to rating downgrade to benchmark Petrobras (i.e.: “B” area)
. +0.5% new isuer premium (firstime acesing Debt Capital Markets)
. +1.0% size and iliquidity premium ( isuance below US$ 50mn)
. + 0.5% no rating for PQS ( isuance estimated to be an unrated privated placement )
. Final cost of debt: 1.0% (USD ) area
. Based on this estimated long termarginal cost of debt, and the forecasted positive EBIT for Suape (starting in 2021) and Citepe (starting in 2018), westimate that PQS could raise new debt, in the future ( not in the short term ), on the basis of its own balance shet. This results in 10% of debt in the target capital structure.
Sources: Blomberg as of November 1, 2016.

PRIVATE AND CONFIDENTIAL MATERIAL
Apendix
Petroquimica Suape Historical Financial Highlights – Balance Shet
Source: Financial Statements as audited by PwC.
(1) Impairment in 2014: R$67 m and 2015: R$412 mm
2013
2014
2015
2013
2014
2015
Assets
Liabilities
Current Assets Current Liabilities
Cash and Equivalents 136 4 8 Suppliers 63.0 95.5 107.4
Accounts Receivable 117 120 207 Short - Term Debt 264.5 324.2 408.6
Recoverable Taxes 43 124 261 Taxes Payable 1.9 1.9 1.9
Inventory 90 139 135 Other Current Liabilities 68.5 56.8 150.6
Other Current Assets 7 13 85 Total Current Liabilities 398 478 669
Total Current Assets 392 400 696
Non-Current Liabilities
Non-Current Assets Long - Term Debt 1,921.6 1,665.9 1,415.5
PP&E 3,282 2,448 1,943 Advance for Capital Increase 210.0 165.0 257.1
Intangibles 36 19 11 Provisions 0.6 1.9 7.8
Recoverable Taxes 258 218 101 Total Non-Current Liabilities 2,132 1,833 1,680
Other Non-Current Assets 60 2 2
Total Non-Current Assets 3,637 2,687 2,057 Shareholders Equity
Total Assets 4,029 3,087 2,752 Common Stock 2,441.5 2,968.9 3,403.9
Retained Earnings (942.7) (2,193.0) (3,000.6)
Total Liabilities & Equity 4,029 3,087 2,752
(R$mm, except where mentioned)

PRIVATE AND CONFIDENTIAL MATERIAL
Apendix
Petroquimica Suape Historical Financial Highlights – Income Statement
Source: Financial Statements as audited by PwC
Income Statement 2013 2014 2015
(All in R$ mm, except where mentioned)
Net Revenues 525 857 1,005
Growth (%) 63.1% 17.4%
Cost of Goods Sold (727) (1,001) (1,008)
Gross Profit/(Loss) (202) (144) (2)
Gross Margin (%) (38.5%) (16.8%) (0.2%)
OPEX (187) (243) (174)
Impairment - (713) (412)
EBIT (389) (1,100) (588)
EBIT Margin (%) (74.0%) (128.4%) (58.5%)
D&A 151 196 109
EBITDA (238) (904) (478)
EBITDA Margin (%) (45.3%) (105.5%) (47.6%)
Financial Result, net (166.0) (150.5) (219.9)
Non-Operating Income/(Loss) 0.0 0.0 0.0
Pre-Tax Income (555) (1,250) (808)
Income Tax 0.0 0.0 0.0
Net Income (555) (1,250) (808)
Net Margin (%) (105.6%) (146.0%) (80.3%)

PRIVATE AND CONFIDENTIAL MATERIAL

Appendix

PETROBRAS

Citepe Historical Financial Highlights – Balance Sheet

Assets

(R$mm, except where mentioned)

	31/12/2013	31/12/2014	31/12/2015
Current Assets			
Cash and Equivalents	241.3	0.2	69.7
Accounts Receivable	25.8	47.5	123.9
Recoverable Taxes	24.1	49.105	120.4
Inventory	79.2	246.7	209.2
Other Current Assets	19.2	33.1	68.1
Total Current Assets	**390**	**377**	**591**
Non-Current Assets			
PP&E	4,358.9	2,117.3	1,725.9
Intangibles	5.3	1.1	0.8
Recoverable Taxes	271.4	272.6	178.6
Other Non-Current Assets	32.7	3.0	9.7
Total Non-Current Assets	**4,668**	**2,394**	**1,915**
Total Assets	**5,058**	**2,771**	**2,506**

Liabilities

	31/12/2013	31/12/2014	31/12/2015
Current Liabilities			
Suppliers	52.4	40.5	130.8
Short - Term Debt	136.0	393.1	217.7
Taxes Payable	1.4	3.4	4.3
Other Current Liabilities	24.2	37.5	178.2
Total Current Liabilities	**214**	**475**	**531**
Non-Current Liabilities			
Long - Term Debt	1,394.1	1,046.0	928.8
Advance for Capital Increase	945.0	196.0	474.3
Provisions	1.0	1.8	6.3
Total Non-Current Liabilities	**2,340**	**1,244**	**1,409**
Shareholders Equity			
Common Stock	3,045.9	4,250.9	4,581.9
Retained Earnings	(542.2)	(3,198.4)[1]	(4,016.0)[1]
Total Liabilities & Equity	**5,058**	**2,771**	**2,506**

Source: Financial Statements as audited by PwC.
(1) Impairment in 2014: R$2.3 bn and 2015: R$370 mm

46

G5 | EVERCORE

PRIVATE AND CONFIDENTIAL MATERIAL
Income Statement 2013 2014 2015
(All in R$ mm, except where mentioned)
Net Revenues 78 243 633
Growth (%) 212.3% 160.5%
Cost of Goods Sold (84) (240) (674)
Gross Profit/(Loss) (6) 3 (41)
Gross Margin (%) (8.2%) 1.1% (6.5%)
OPEX (146) (228) (208)
Impairment - (2,359) (370)
EBIT (153) (2,584) (620)
EBIT Margin (%) (196.4%) (1063.4%) (97.9%)
D&A 10 73 85
EBITDA (143) (2,512) (535)
EBITDA Margin (%) (183.8%) (1033.6%) (84.6%)
Financial Result, net (68.5) (85.9) (209.7)
Non-Operating Income/(Loss) 5.7 13.6 12.0
Pre-Tax Income (216) (2,656) (818)
Income Tax 0.0 0.0 0.0
Net Income (216) (2,656) (818)
Net Margin (%) (277.1%) (1093.2%) (129.2%)
Appendix
Citepe Historical Financial Highlights – Income Statement
Source: Financial Statements as audited by PwC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2017

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Name: Ivan de Souza Monteiro Title: Chief Financial Officer and Investor Relations Officer